Filed by Baird Medical Investment Holdings Limited and ExcelFin Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ExcelFin Acquisition Corp.

Commission File No.: 001-40933

Date: August 1, 2023

Baird Medical Attains FDA Clearance to Market Its Microwave Ablation System in the United States

Frisco, Texas – November 22, 2023 – Baird Medical Devices, Inc. (“Baird Medical” or the “Company”), a leading microwave ablation ("MWA") medical device developer and provider in China, today announced that its subsidiary, Betters (Suzhou) Medical Co., Ltd, has received clearance from the U.S. Food and Drug Administration (the “FDA”) under Section 510 (K) to begin marketing its portfolio of Microwave Ablation Systems and Disposable Microwave Ablation Needles as regulatory Class II devices in the United States.

Thyroid nodules occur among 30% to 50% of the United States population. Like most thyroid conditions, nodules are more common among women than men, with an increased incidence observed with advancing age. By the age of 60, more than half of women will have developed a thyroid nodule. Historically, treatment involving excision or therapy resulted in discomfort and inconvenience for patients. In contrast to these traditional approaches, Baird Medical has leveraged significant recent technological advances to develop a minimally invasive, thermal energy-based procedure (the “Procedure”) to treat thyroid nodules, breast tumors, and other diseases for which the coagulation (ablation) of soft tissues is indicated. The Company’s approach eliminates the need for surgery, thereby mitigating associated complications, risks, and scarring for the majority of patients.

During the Procedure, therapeutic microwave energy is safely administered via a device approximately the diameter of a pen. This minimally invasive treatment precisely targets the nodule or tumor being treated, while preserving the surrounding healthy tissue. This precision is crucial, as it safeguards the function of the thyroid and reduces the likelihood that a patient will require expensive, lifelong thyroid hormone replacement therapy.

In light of the increasing scientific evidence demonstrating positive outcomes associated with the expanded availability of the Procedure, both the American Thyroid Association and the European Thyroid Association have published recommended guidelines for the implementation and adoption of the Procedure. Physician associations, such as The North America Society for Interventional Thyroidology, have been established to raise awareness among physicians and patients that a minimally invasive solution exists for treating thyroid disease.

Ms. Haimei Wu, Founder and CEO of Baird Medical, commented, “Attaining FDA clearance represents a significant milestone in our geographical expansion. This clearance grants us the ability to market our portfolio of MWA systems and disposable needles in the United States. Based on our market research, we estimate that the U.S. presents a market opportunity of $1.6 billion for MWA systems alone. Because our follow-on sales of disposable MWA needles typically generate 36 times the revenue of our initial MWA system sales, we anticipate a total addressable market size of $1.6 billion in the U.S. alone. We are excited about our potential to capitalize on such a vast market opportunity. Our team of skilled professionals is ready to expand our market reach and deliver the much-needed benefits of our minimally invasive MWA procedure to patients across America.”

About Baird Medical

Established in 2012 and headquartered in Guangzhou, China, Baird Medical is a leading MWA medical device manufacturer and provider in China. Baird Medical's proprietary medical devices are used in China for the treatment of benign and malignant tumors including thyroid nodules, liver cancer, lung cancer and breast lumps. Baird Medical is the first company to obtain a Class III medical devices registration certificate for MWA medical devices specifically indicated for thyroid nodules in China. For more information, please visit http://baidesz.com/en/.

Forward-Looking Statements

This communication contains “forward-looking statements.” Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “target”, “estimate”, “continue”, “positions”, “plan”, “predict”, “project”, “forecast”, “guidance”, “goal”, “objective”, “prospects”, “possible” or “potential” by future conditional verbs such as “assume”, “will”, “would”, “should”, “could” or “may” or by variations of such words or by similar expressions or the negative thereof. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors. Readers are cautioned not to rely on these forward-looking statements, which speak only as of the date on which they are made. Baird Medical does not assume any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investor Relations

Robin Yang, Partner

ICR, LLC

Phone: +1 (646) 308-1475

Email: BairdMedical.IR@icrinc.com

Public Relations

Brad Burgess, Senior Vice President

ICR, LLC

Phone: +1 (646) 588-0383

Email: BairdMedical.PR@icrinc.com